UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Peapod, Inc.
                              -------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    704718105
                                    ---------
                                 (CUSIP Number)

Mr. A.H.P.M. van Tielraden with copies to:

Koninklijke Ahold N.V.                               John Reiss, Esq.
Albert Heijnweg 1                                    White & Case LLP
1507 EH Zaandam                                      1155 Avenue of the Americas
The Netherlands                                      New York, NY 10036
011-31-75-659-9111                                   212-819-8200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

CUSIP No. 704718105



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.              I.R.S. IDENTIFICATION NO. 000000000

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)|_|
                                                                          (b)|X|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              58,262,727 (1) (2)
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            None
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            58,262,727 (1) (2)
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         58,262,727 (1) (2)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.9% (2)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

          (1) The shares of common stock of Peapod, Inc. (the "Issuer") covered by this report are (a) purchasable by Koninklijke Ahold N.V. ("Ahold") upon conversion or exercise of (i) 726,371 shares of Series C Convertible Preferred Stock (the "Series C Shares") of the Issuer which would initially be convertible into 19,369,873 shares of Common Stock, representing approximately 51.9% of the total outstanding shares of Common Stock as of February 9, 2001 (based on information received from the Issuer and treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series C Convertible Preferred Stock), (ii) the warrant (the "Previously Issued Warrant") granted by the Issuer to Ahold pursuant to the Warrant Agreement dated as of April 10, 2000, to initially purchase 100,000 shares of Common Stock, (iii) the warrant (the "Warrant (Credit Agreement)") dated as of April 14, 2000, to initially purchase 3,566,667 shares of Common Stock, and (iv) the warrant (the "Warrant (Preferred Stock)", and together with the Previously Issued Warrant and the Warrant (Credit Agreement), the "Warrants")) dated as of June 30, 2000, to initially purchase 32,894,270 shares of Common Stock, and (b) 2,331,917 shares of Common Stock which Ahold owns, representing with the shares of common stock issuable upon conversion of the Series C Shares approximately 58.1% of the total outstanding shares of Common Stock as of February 9, 2001 (based on information received from the Issuer and treating as outstanding for this purpose the shares of Common Stock issuable upon conversion of the Series C Shares).

          Prior to the exercise of the Warrants, Ahold is not entitled to any rights as a shareholder of the Issuer as to the shares issuable upon exercise of the Warrants. The Warrants may be exercised at any time.

          (2) Based on information received from the Issuer, the number of shares indicated represents approximately 78.3% of the total outstanding shares of Common Stock as of February 9, 2001 (treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series C Shares and the shares of Common Stock subject to exercise under the Warrants).

          This Amendment No. 4 amends and supplements the Schedule 13D filed on April 24, 2000 as amended by Amendment No. 1 to Schedule 13D filed on June 30, 2000, Amendment No. 2 to Schedule 13D filed on October 11, 2000 and Amendment No. 3 to Schedule 13D filed on October 16, 2000, relating to the shares of common stock, $0.01 par value per share ("Common Stock"), of Peapod, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 9933 Woods Drive, Skokie, Illinois 60077. Terms not otherwise defined herein shall have the respective meaning given to such terms in the
Schedule 13D filed on April 24, 2000.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended by adding after the final paragraph of the item the following:

          "Increase of Credit Facility.

          As of February 26, 2001 Ahold increased the Commitment in the Credit Agreement from $20,000,000 to $50,000,000."

Item 4.   Purpose of the transaction.

          Items 4(a) to (j) is hereby amended by adding immediately before the penultimate paragraph of the item the following:

          "First Amendment to Credit Agreement.

          As of February 26, 2001 the Issuer and Ahold entered into a First Amendment to Credit Agreement (the "First Amendment") amending the Credit Agreement to increase the revolving credit facility available to Peapod (the "Commitment") from $20,000,000 to $50,000,000, a copy of which is filed as
Exhibit 10.14 hereto."

Item 5.   Interest in Securities of the Issuer.

          Item 5(a) is hereby amended and restated in its entirety to read as follows:

          "(a) Through its holding of 2,331,917 shares of Common Stock and upon conversion of the Series C Shares and exercise of the Warrants, Ahold may be deemed to be the beneficial owner of 58,262,727 shares of Common Stock, which would represent approximately 78.3% of the shares of Common Stock outstanding as of February 9, 2001 (based on information received from the Issuer and treating as outstanding for this purpose the shares of Common Stock subject to the Series C Shares and the Warrants)."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended and restated in its entirety to read as follows:

          "The Issuer and Ahold entered into a First Amendment to Credit Agreement, according to which Issuer may borrow from Ahold up to $50,000,000 in aggregate principal amount."

Item 7.   Material to be Filed as Exhibits.

          Item 7 is hereby amended by adding after the final paragraph of the item the following:

"10.14    First Amendment to Credit Agreement, dated as of February 26, 2001."

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2001




                                         KONINKLIJKE AHOLD N.V.



                                         By:   /s/ A. Michael Meurs
                                              ----------------------------------
                                              Name: A. Michael Meurs
                                              Title: Executive Vice President

                                  EXHIBIT INDEX

10.14    First Amendment to Credit Agreement, dated as of February 26, 2001.